

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2012

Via E-mail
Robert E. Dose
Vice President - Finance
Virco Mfg. Corporation
2027 Harpers Way
Torrance, California  90501

> **Re:** **Virco Mfg. Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2012**
> **Filed April 25, 2012**
> **File No. 1-8777**

Dear Mr. Dose:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 23

1.  In future filings, please provide a discussion and analysis of gross profit margin to provide investors with an understanding of the relationship between cost of sales to net sales.

2.  In future filings, please quantify the extent to which increases/decreases in volumes sold, increases/decreases in prices, raw material cost changes, raw material inflation pass-through, the introduction of new products, and foreign exchange effects attributed to the increase or decrease in net sales, cost of sales, and gross profit margins.  Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X for guidance.  In addition, please quantify the impact of other factors you identified that contributed to fluctuations in the line items comprising income from continuing operations, as appropriate.  Please refer to Item 303(a)(3)(i) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting

Codification for guidance.  Please also refer to your response letter dated December 18, 2003, comment number 2 in which you agreed to provide the requested quantified information.

3.  In future filings, please disclose your manufacturing capacity utilization for each period presented.  Please also disclose the impact to cost of sales and gross profit margin for material changes in the manufacturing capacity utilization.

4.  We note that you are anticipating cost savings of $9-10 million per year exclusive of costs to hire temporary employees from your 20% reduction in headcount through the voluntary early retirement program and attrition.  In future filings, please quantify the impact the reduction in headcount had on your subsequent loss before income taxes (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results were in line with the anticipated savings.  If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity.  Please refer to SAB Topic 5:P.4 for guidance.

Liquidity and Capital Resources, page 26

5.  We note your discussion on page 6 that you supplement your manufactured products with items purchased for resale.  Please disclose the portion of your inventory that represents items purchased for resale for each period presented, or disclose that these inventory items are immaterial.

6.  We note your reliance on cash available under your revolving credit facility to meet your cash obligations for the next 12 months.  In future filings, please clarify whether the amount you disclose as available borrowings under your revolving credit facility takes into consideration all of your debt covenants.

7.  We note that you amended your Revolving Credit and Security Agreement on July 27, 2012, to amend certain financial covenants.  In future filings, please disclose all of the financial covenants required to be met.  This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period.  This disclosure will allow investors to easily understand your current status in meeting your financial covenants.  Please refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Consolidated Balance Sheets, page 36

8.  Please tell us your consideration of the guidance in ASC 470-10-45-3 – 45-6 regarding the classification of the amounts outstanding under your Revolving Credit Facility.

1. Summary of Business and Significant Accounting Policies, page 41
Property, Plant and Equipment, page 42

9.  In future filings, please disclose the amount of repairs and maintenance costs recognized for each period presented, or disclose that such amounts are immaterial.

Revenue Recognition, page 44

10. We note your disclosure on page 6 that you offer your customers varying levels of delivery and/or installation options in connection with the sale of your products.  In future filings, please provide the disclosures required by ASC 605-25-50-2, and provide us with the disclosures you intend to include in future filings.  Or, provide us with an explanation as to how you determined that your contracts with your customers do not contain multiple elements.

Shipping and Installation Fees, page 44

11. Please disclose the amount of revenues recognized for shipping fees and installation fees for each period presented.  If the individual and aggregate fees are less than 10% of revenues, please disclose this fact.

10. Warranty, page 55

12. In future filings, please revise the tabular reconciliation of the changes in your liability for product warranties to separately present payments made, accruals issued during the reporting period, and changes related to preexisting warranties.  Please refer to ASC 460-10-50-8.c. for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief